SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                          SANTA FE FINANCIAL CORPORATION
                                  Name of Issuer

                     Common Stock, Par Value $0.10 Per Share
                           Title of Class of Securities

                                   802014-10-0
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                              The InterGroup Corporation
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                    May 29, 1997
                                    ------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 802014-10-0

1.     Name of Reporting Person                     Tax Identification Number
       The InterGroup Corporation                         13-3293645

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2.     Check the Appropriate Box if a Member of a Group

       a.                    b.
          ----------            ----------

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3.   SEC Use Only

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4.   Source of Funds
     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2 _______

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6.   Citizenship or Place of Organization
     Delaware
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Number of                                 7.   Sole Voting Power
Shares
Beneficially                                   234,000
Owned by                                  ------------------------------------
Each                                      8.   Shared Voting Power
Reporting
Person                                    ------------------------------------
With                                      9.   Sole Dispositive Power
                                               234,000
                                          ------------------------------------
                                          10.  Shared Dispositive Power

                                          ------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     234,000 Shares of Common Stock
     -------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
                                                                     ---------
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13.  Percent of Class Represented by Amount in Row 11

     36.7%
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14.  Type of Reporting Person
     CO

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                          AMENDMENT NO. 10
                          TO SCHEDULE 13D
                     OF THE INTERGROUP CORPORATION
                 REGARDING OWNERSHIP OF COMMON STOCK OF
                    SANTA FE FINANCIAL CORPORATION


          This Amendment No. 10 to Schedule 13D is being filed by The InterGroup Corporation ("InterGroup") to update information previously furnished. This Amendment reflects further acquisitions of Santa Fe Financial Corporation's common stock, par value $0.10 per share, (the "Common Stock") by InterGroup.

          The following items of this Schedule 13D are amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          InterGroup used working capital as its source of funds to purchase all shares.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------
          (a) InterGroup, as of May 29, 1997, beneficially owns, for purposes of this Section 13(d) of the Exchange Act, 234,000 shares of the Common Stock. The shares represent 36.7% of the outstanding Common Stock.

          (b) InterGroup has sole voting and disposition power with respect to the shares described in Item 5(a). Mr. John V. Winfield is Chairman and President of InterGroup.

          (c) Information with respect to transactions effected in the stock during the past sixty (60) days by InterGroup is set forth in Appendix A hereto.

          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.


                                  SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 6, 1997
       ------------
                                    By /s/ John V. Winfield
                                       -------------------------------
                                       John V. Winfield, President and
                                       Chairman of the Board

                                  APPENDIX A


          The following table sets forth the trade date for each purchase of Common Stock by InterGroup, the number of shares of Common Stock purchased in each such transaction and the price per share in each such transaction effected in the past sixty (60) days. No shares were sold during the period. All the shares of Common Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.


                                  No. of
                                  Common
                                  Shares          Price Per
          Trade Date             Purchased          Share
          ----------             ---------        ---------

          February 10, 1997        1,000           $24.38
          April 28, 1997             800           $25.25
          May 6, 1997              1,000           $24.72
          May 29, 1997             1,500           $24.38